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                             December 23, 2022

       John H. Ruiz
       Chief Executive Officer
       MSP Recovery, Inc.
       2701 Le Jeune Road, Floor 10
       Coral Gables, FL 33134

                                                        Re: MSP Recovery, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 30,
2022
                                                            File No. 333-268616

       Dear John H. Ruiz:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed November 30, 2022

       Frequently Used Terms, page iii

   1. Please refrain from defining terms solely by referencing their use in another document,
                                                        such as    MSP
Principals    and    MSP Purchased Companies.    Please identify these
                                                        individuals or
entities.
       Prospectus Summary
       Claim Proceeds Investment Agreement, page 4

   2. Please clarify that approximate amount of shares that may eventually sold to and issued to
                                                        Brickell Key
Investments LP under the CPIA and approximately the maximum ownership percentage. It appears
that a concentration of your beneficial ownership of Class A shares may be held by Brickell
Key for the extinguishment of $63 million of your debt.
 John H. Ruiz
MSP Recovery, Inc.
December 23, 2022
Page 2
3. We note your disclosure on page 69 that the original investment by Brickell under the
      CPIA was $23 million, but it currently holds $143 million of debt that will be reduced to
      $80 million after the offering. Please illustrate how the amount of indebtedness grew to
      $143 million from the initial funding.
Beneficial Ownership of Securities, page 97

4. Please clarify why Brickell Key Investments LP is not disclosed as a principal stockholder in the beneficial ownership table. Further, disclose the natural person(s) that hold voting and/or investment power over the shares that will be held by Brickell Key Investments and its affiliates.
General

5.    Please file your Amended and Original Claims Proceeds Investment
Agreements as
      exhibits or advise us why they are not material under Item 601(b)(10) of Regulation S-K.
      Further, to the extent material, describe the terms of the Original Claims Proceeds
      Investment Agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn H. Ruiz
                                                           Division of
Corporation Finance
Comapany NameMSP Recovery, Inc.
                                                           Office of Technology
December 23, 2022 Page 2
cc:       Adam Buehler, Esq.
FirstName LastName